Exhibit 2.4

DESCRIPTION OF SECURITIES

We are a company incorporated in the British Virgin Islands as a BVI business company (company number 1880410) and our affairs are governed by our memorandum and articles of association, the BVI Business Companies Act (as amended) and the common law of the British Virgin Islands. We are authorized to issue an unlimited number of both ordinary shares of no par value and preferred shares of no par value. The following description summarizes certain terms of our shares as set out more particularly in our memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Ordinary Shares

As of December 31, 2018, there were 31,303,350 ordinary shares outstanding. Under the BVI Business Companies Act (as amended), the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Continental Stock Transfer & Trust Company. Our transfer agent has entered the name of Cede & Co. in our register of members as nominee for each of the respective public shareholders. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Any action required or permitted to be taken by our shareholders must be effected by a meeting of shareholders of our company, duly convened and held in accordance with our memorandum and articles of association. A resolution of our members may not be taken by a resolution consented to in writing.

At any general meeting of our shareholders, the chairman of the meeting is responsible for deciding in such manner as he or she considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, the chairman shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

A resolution of our shareholders shall be duly and validly passed if it is approved at a duly convened and constituted meeting of our shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted. Each ordinary share in our company confers upon the shareholder the right to one vote at any meeting of our shareholders or on any resolution of shareholders.

The rights and obligations attaching to our ordinary shares may only be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the ordinary shares present at a duly convened and constituted meeting of our shareholders holding ordinary shares which were present at the meeting. The other provisions of our memorandum and articles of association may be amended if approved by a resolution of our shareholders or by a resolution of our directors (save that no amendment may be made by a resolution of our directors (a) to restrict the rights or powers of our shareholders to amend the memorandum or articles, (b) to change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum or articles, (c) in circumstances where the memorandum or articles cannot be amended by our shareholders, or (d) to change clauses 7, 8 or 11 of our memorandum (or any of the defined terms used in any such clause or regulation).

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. Our existing Class I directors will serve until our 2018 annual general meeting, our existing Class II directors will serve until our 2019 annual general meeting, and our existing Class III directors will serve until our 2020 annual general meeting. Commencing at our 2018 annual general meeting, and at each following annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the votes of the shares entitled to vote at any general meeting of our members at which the election of directors is voted upon can elect all of the directors (and the holders of more than 50% of the votes of the shares entitled to vote at any general meeting of our members at which the removal of our directors is voted upon can remove a director with or without cause).

Our shareholders are entitled to receive ratable dividends when, as and if declared by the Board. Under the laws of the British Virgin Islands, and as provided in our memorandum and articles of association, our directors may authorize a distribution (including any interim dividend that the directors consider to be justified by the profits of our company) only if, immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to pay our debts as and when they fall due. In the event of a liquidation or winding up of the company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the redemption rights set forth above.

Preferred Shares

Our memorandum and articles of association authorizes the creation and issuance without shareholder approval of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such further designation, rights and preferences as may be determined by a resolution of our Board to amend the memorandum and articles of association to create such designations, rights and preferences. We have five classes of preferred shares to give us flexibility as to the terms on which each Class is issued. Unlike Delaware law, all shares of a single class must be issued with the same rights and obligations. Accordingly, starting with five classes of preferred shares will allow us to issue shares at different times on different terms. Accordingly, our Board is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. These preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

No preferred shares are currently issued or outstanding. Although we do not currently intend to issue any preferred shares, we may do so in the future.

The rights attached to any class of preferred shares in issue, may only be amended by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the preferred shares of that same class present at a duly convened and constituted meeting of our members holding preferred shares in such class which were present at the meeting and voted, unless otherwise provided by the terms of issue of such class. If our preferred shareholders want us to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30 percent of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30 percent.

Under the BVI Business Companies Act (as amended) there are no provisions which specifically prevent the issuance of preferred shares or any such other “poison pill” measures. Our memorandum and articles of association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors, without the approval of the holders of ordinary shares, may issue preferred shares that have characteristics that may be deemed anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under the BVI Business Companies Act (as amended), a director in the exercise of his powers and performance of his duties is required to act honestly and in good faith in what the director believes to be the best interests of the company, and a director is also required to exercise his powers as a director for a proper purpose.

Warrants

As of December 31, 2018, we had outstanding 6,281,875 warrants to purchase ordinary shares, which warrants were registered in connection with our initial public offering. Each public warrant entitles the registered holder to purchase one half of one ordinary share at a price of $12.00 per full share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days from August 18, 2017, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire on the fifth anniversary of the consummation of the acquisition of Borqs International by way of merger at 5:00 p.m., New York City time.

As of December 31, 2018, we had outstanding 417,166 assumed warrants to purchase ordinary shares that are not yet registered. These private warrants are identical to the public warrants except that such private warrants are not registered and will be exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. Warrants issued to the former holders of Borqs International warrants entitle each warrant holder to purchase ordinary shares at a price of $5.36 per share, and are exercisable for cash or on a cashless basis, at the holder’s option. The holders of these replacement warrants entered into Lock-up Agreements identical to the Lock-up Agreements executed by former shareholders of Borqs International and became party to the Registration Rights Agreement along with the former shareholders of Borqs International.

We may call the warrants for redemption (excluding the private warrants and the Replacement Warrants, which may not be called for redemption, but including any outstanding warrants issued upon exercise of the unit purchase option issued to EarlyBirdCapital and/or its designees), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

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if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

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if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no public warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

In connection with our acquisition of Borqs International by way of merger, holders of issued and outstanding warrants to purchase shares of Borqs International received replacement warrants to purchase an aggregate of 344,559 of our ordinary shares, the terms and conditions of which are as described above.

Purchase Option

We have sold to EarlyBirdCapital (and/or its designees) an option to purchase up to 440,000 ordinary shares and 400,000 warrants to purchase 200,000 full shares.

The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, at any time prior to October 14, 2020. Holders of the purchase option have demand registration rights until October 14, 2020 and “piggy back” registration rights until October 14, 2022. We will bear all fees and expenses attendant to registering the securities issuable upon exercise of the purchase option, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in circumstances such as in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a prices below its exercise price. We will have no obligation to net cash settle the exercise of the purchase option or the rights or warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

Dividends

We have not paid any cash dividends on our ordinary shares to date.

Stock Exchange Listing

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “BRQS.” We do not intend to list the warrant offered hereby on The Nasdaq Capital Market, any other national securities exchange or any organized trading market.

Transfer Agent and Registrar and Warrant Agent

The transfer agent and registrar for our ordinary shares and the warrant agent for the Warrants is Continental Stock Transfer & Trust Company. The transfer and warrant agent’s address is One State Street, 30th Floor, New York, NY 10004, and its telephone number is (212) 509-4000.